# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Algorhythm Holdings, Inc., CIK 0000923601
CUSIP: 829322403
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 6301 NW 5th Way, Suite 2900, Fort Lauderdale, Florida (FL), 33309
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001753926-24-002056
Filed by CIK 0001769419

## Reporting persons
- Ionic Ventures, LLC: type of reporting person: other (OO); citizenship or place of organization: California (CA); member of a group; sole voting power 0; shared voting power 10,451,144; sole dispositive power 0; shared dispositive power 10,451,144; aggregate amount beneficially owned 10,451,144 (9.9% of the class)
  Comment: The number of shares of the issuer's common stock, par value $0.01 per share (the ''Common Stock''), outstanding and beneficially owned by the reporting person and the associated CUSIP number for the Common Stock disclosed in this Amendment No. 1 to Statement on Schedule 13G (this ''Amendment No. 1'') do not give effect to the 1-for-200 reverse split of the outstanding shares of Common Stock effected by the issuer on January 14, 2025 (the ''Reverse Stock Split''), which has not been reflected on the Nasdaq Capital Market (''Nasdaq'') as of the date of this Amendment No. 1. As more fully described in Item 4 of this Amendment No. 1, such shares and percentage are based on 94,164,916 shares of Common Stock, as disclosed in the issuer's prospectus supplement, dated December 17, 2024, to the registration statement on Form S-3, as amended (File No. 333-269183), declared effective by the U.S. Securities and Exchange Commission on January 20, 2023 (the ''Prospectus Supplement''), and do not give full effect to the Series A common stock purchase warrants of the issuer (the ''Series A Warrants'') directly owned by the reporting person or the Series B common stock purchase warrants of the issuer (the ''Series B Warrants'', and together with the Series A Warrants, the ''Warrants'') directly owned by the reporting person, each subject to a 9.99% beneficial ownership limitation provision (the ''Blocker'').
- Ionic Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 10,451,144; sole dispositive power 0; shared dispositive power 10,451,144; aggregate amount beneficially owned 10,451,144 (9.9% of the class)
  Comment: The number of shares of Common Stock outstanding and beneficially owned by the reporting person and the associated CUSIP number for the Common Stock disclosed in this Amendment No. 1 do not give effect to the Reverse Stock Split, which has not been reflected on Nasdaq as of the date of this Amendment No. 1. As more fully described in Item 4 of this Amendment No. 1, such shares and percentage are based on 94,164,916 shares of Common Stock, as disclosed in the Prospectus Supplement, and do not give full effect to the Warrants indirectly owned by the reporting person, each subject to a 9.99% Blocker.
- Brendan O'Neil: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 10,451,144; sole dispositive power 0; shared dispositive power 10,451,144; aggregate amount beneficially owned 10,451,144 (9.9% of the class)
  Comment: The number of shares of Common Stock outstanding and beneficially owned by the reporting person and the associated CUSIP number for the Common Stock disclosed in this Amendment No. 1 do not give effect to the Reverse Stock Split, which has not been reflected on Nasdaq as of the date of this Amendment No. 1. As more fully described in Item 4 of this Amendment No. 1, such shares and percentage are based on 94,164,916 shares of Common Stock, as disclosed in the Prospectus Supplement, and do not give full effect to the Warrants indirectly owned by the reporting person, each subject to a 9.99% Blocker.
- Keith Coulston: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 10,451,144; sole dispositive power 0; shared dispositive power 10,451,144; aggregate amount beneficially owned 10,451,144 (9.9% of the class)
  Comment: The number of shares of Common Stock outstanding and beneficially owned by the reporting person and the associated CUSIP number for the Common Stock disclosed in this Amendment No. 1 do not give effect to the Reverse Stock Split, which has not been reflected on Nasdaq as of the date of this Amendment No. 1. As more fully described in Item 4 of this Amendment No. 1, such shares and percentage are based on 94,164,916 shares of Common Stock, as disclosed in the Prospectus Supplement, and do not give full effect to the Warrants indirectly owned by the reporting person, each subject to a 9.99% Blocker.

## Item 1. Issuer
Name of issuer: Algorhythm Holdings, Inc.
Address of issuer's principal executive offices: 6301 NW 5th Way, Suite 2900, Fort Lauderdale, FL 33309

## Item 2. Person Filing
Name of person filing:
(i) Ionic Ventures LLC, a California limited liability company ("Ionic");

(ii) Ionic Management, LLC, a Delaware limited liability company ("Ionic Management");

(iii) Brendan O'Neil ("Mr. O'Neil"); and

(iv) Keith Coulston ("Mr. Coulston").

The foregoing persons are hereinafter collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to the Statement on Schedule 13G, filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the "SEC") on December 10, 2024 (the "Schedule 13G"), pursuant to which such Reporting Persons have agreed to file this Amendment No. 1 and all subsequent amendments to the Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Amendment No. 1 should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 3053 Fillmore St, Suite 256, San Francisco, CA 94123.
Citizenship: Ionic is a limited liability company organized under the laws of the State of California. Ionic Management is a limited liability company organized under the laws of the State of Delaware. Each of Mr. O'Neil and Mr. Coulston is a citizen of the United States.

## Item 4. Ownership
Amount beneficially owned:
The purpose of this Amendment No. 1 is to amend and supplement the Schedule 13G in order to reflect the Reverse Stock Split and update the beneficial ownership information on the cover pages and in Item 4 of the Schedule 13G.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Amendment No. 1 and is incorporated herein by reference for each such Reporting Person. The ownership percentages reported are based on 94,164,916 shares of Common Stock, as disclosed in the Prospectus Supplement.

Ionic holds Series A Warrants exercisable for up to 13,970,588 shares of Common Stock and Series B Warrants exercisable for up to 13,970,588 shares of Common Stock, of which an aggregate of 10,451,144 shares of Common Stock issuable upon exercise of the Warrants in any combination may be deemed beneficially owned by Ionic as a result of the triggering of the Blockers in each of the Warrants, which prohibit Ionic from exercising the Warrants for shares of Common Stock if, as a result of such exercise, the holder thereof, together with its affiliates and any persons acting as a group together with such holder or any of such affiliates, would beneficially own more than 9.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to any such exercise.

Consequently, Ionic is the beneficial owner of 10,451,144 shares of Common Stock (the "Shares"). Ionic has the power to dispose of and the power to vote the Shares beneficially owned by it, which power may be exercised by its manager, Ionic Management. Each of the managers of Ionic Management, Mr. O'Neil and Mr. Coulston, has shared power to vote and/or dispose of the Shares beneficially owned by Ionic and Ionic Management. Neither Mr. O'Neil nor Mr. Coulston directly owns the Shares. By reason of the provisions of Rule 13d-3 of the Act, each of Mr. O'Neil and Mr. Coulston may be deemed to beneficially own the Shares which are beneficially owned by each of Ionic and Ionic Management, and Ionic Management may be deemed to beneficially own the Shares which are beneficially owned by Ionic.
Percent of class: 9.9
Sole power to vote or to direct the vote:
(A) Ionic: 0.00

(B) Ionic Management: 0.00

(C) Mr. Coulston: 0.00

(D) Mr. O'Neil: 0.00
Shared power to vote or to direct the vote:
(A) Ionic: 10,451,144.00

(B) Ionic Management: 10,451,144.00

(C) Mr. Coulston: 10,451,144.00

(D) Mr. O'Neil: 10,451,144.00
Sole power to dispose or to direct the disposition:
(A) Ionic: 0.00

(B) Ionic Management: 0.00

(C) Mr. Coulston: 0.00

(D) Mr. O'Neil: 0.00
Shared power to dispose or to direct the disposition:
(A) Ionic: 10,451,144.00

(B) Ionic Management: 10,451,144.00

(C) Mr. Coulston: 10,451,144.00

(D) Mr. O'Neil: 10,451,144.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 1 filed with the Schedule 13G.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Ionic Ventures, LLC: /s/ Ionic Ventures, LLC, Keith Coulston, Manager of Ionic Management, LLC, Manager of Ionic Ventures, LLC (02/04/2025)
- Ionic Management, LLC: /s/ Ionic Management, LLC, Keith Coulston, Manager (02/04/2025)
- Brendan O'Neil: /s/ Brendan O'Neil, Brendan O'Neil (02/04/2025)
- Keith Coulston: /s/ Keith Coulston, Keith Coulston (02/04/2025)